ML&R

Fragment Holdings LLC

Consolidated Financial Statements as of and for the Year Ended December 31, 2023 and Independent Auditors' Report

MAXWELL LOCKE & RITTER LLP | Accounting & Advisory

AUSTIN 401 Congress Avenue, Suite 1100, Austin, TX 78701

ROUND ROCK 411 West Main Street, Suite 300, Round Rock, TX 78664

MLRPC.COM

Independent Auditors' Report

To the Board of Directors and Members of
Fragment Holdings LLC:

We have audited the accompanying consolidated financial statements of Fragment Holdings LLC (a Delaware limited liability company) and subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

AUSTIN
401 Congress Avenue, Suite 1100, Austin, TX 78701
ROUND ROCK
411 West Main Street, Suite 300, Round Rock, TX 78664
P: 512-370-3200
F: 512-370-3250

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Maxwell Locke & Ritter LLP

Austin, Texas
October 22, 2024

Fragment Holdings LLC

Consolidated Balance Sheet
December 31, 2023

Assets

Current assets:		
Cash and cash equivalents	$	4,458,783
Restricted cash		71,984
Accounts receivable, net		1,734,823
Prepaid expenses and other current assets		181,798
Total	$	6,447,388

Liabilities and Deficit

Current liabilities:		
Accounts payable	$	564,986
Accrued expenses		673,411
Deferred revenue		476,844
Current portion of long-term debt		11,757,983
Total liabilities		13,473,224
Deficit:		
Members' deficit		(8,084,077)
Noncontrolling interests		1,058,241
Total deficit		(7,025,836)
Total	$	6,447,388

See notes to consolidated financial statements.

Fragment Holdings LLC

Consolidated Statement of Operations
Year Ended December 31, 2023

Revenues	$ 13,534,524
Cost of revenues	6,595,831
Gross profit	6,938,693
Operating expenses:	
Compensation and benefits	2,819,156
Sales and marketing	2,145,047
Professional services	720,687
Travel and entertainment	567,097
Office	418,021
Other	409,601
Total operating expenses	7,079,609
Loss from operations	(140,916)
Other income (expense):	
Interest expense	(693,408)
Other income, net	129,599
Total other expense, net	(563,809)
Net loss	(704,725)
Less: net income attributable to noncontrolling interests	1,422,857
Net loss attributable to Fragment Holdings LLC	$ (2,127,582)

See notes to consolidated financial statements.

Fragment Holdings LLC

Consolidated Statement of Deficit
Year Ended December 31, 2023

	Members' Deficit of Fragment Holdings LLC		Noncontrolling	
	Units	Amount	Interests	Total
Balance, December 31, 2022	94,000	$ (5,956,495)	$ (364,616)	$ (6,321,111)
Net income (loss)	-	(2,127,582)	1,422,857	(704,725)
Balance, December 31, 2023	94,000	$ (8,084,077)	$ 1,058,241	$ (7,025,836)

See notes to consolidated financial statements.

Fragment Holdings LLC

Consolidated Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities:		
Net loss	$	(704,725)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Provision for bad debts		12,000
Changes in assets and liabilities that provided (used) cash:		
Accounts receivable		1,877,396
Prepaid expenses and other current assets		43,215
Accounts payable		184,548
Accrued expenses		(2,392,528)
Deferred revenue		46,633
Net cash used in operating activities		(933,461)
Cash Flows from Financing Activities:		
Proceeds from long-term debt		8,325,983
Payments on long-term debt		(7,176,000)
Net cash provided by financing activities		1,149,983
Net change in cash, cash equivalents, and restricted cash		216,522
Cash, cash equivalents, and restricted cash, beginning of year		4,314,245
Cash, cash equivalents, and restricted cash, end of year	$	4,530,767

See notes to consolidated financial statements.

1. Organization

Fragment Holdings LLC ("FH", formerly Clarion Holding LLC), headquartered in Austin, Texas, is the holding company for its wholly owned subsidiaries, Fragment Media Group LLC ("FMG", formerly Clarion Media Group LLC), Spark Network LLC ("SN"), and FreePress LLC ("FP"), and its partially owned and controlled subsidiaries, NautilusNext Inc. ("NN") and The Daily Dot, LLC ("DD") (collectively, the "Company"). The Company is a pioneer of the member media model and identifies underserved audiences to provide intentional content, which leads the readers to intentional action in their personal, cultural, and political lives, and also with the brands they embrace and support.

The Company has experienced recurring operating losses and negative operating cash flows and expects to incur losses in 2024. Management believes that the Company's cash on hand and projected revenue receipts under contemplated sales agreements will be sufficient to fund its operations through at least one year from the date of the independent auditors' report. Accounting principles generally accepted in the United States of America ("U.S. GAAP") require this assessment be made by management. If these sources of financing do not adequately fund operations, management will adjust the level of operations and cash expenditures to an internally sustainable level.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying consolidated financial statements are presented in accordance with U.S. GAAP as defined by the Financial Accounting Standards Board Accounting Standards Codification and include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash - The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Restricted cash consists of funds held as collateral for credit cards.

Accounts Receivable - Accounts receivable are recorded based on contracted prices when the Company has an unconditional right to payment under the terms of the customer contract, and generally require payment within ninety days. Delinquent invoices do not accrue interest. The Company continually monitors each customer's creditworthiness and recognizes allowances for estimated credit losses on customer accounts based on factors such as the age of the receivable balance, historical experience, current economic conditions, and reasonable and supportable forecasts. The allowance for estimated credit losses totaled approximately $35,000 as of December 31, 2023.

Concentrations of Risk - Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. Management believes no significant risk exists with respect to cash and cash equivalents. The Company had three customers that accounted for 36% of the consolidated gross accounts receivable balance as of December 31, 2023. The Company had one customer that accounted for 12% of consolidated revenue during the year ended December 31, 2023.

Internal-Use Software - Costs incurred during the preliminary stage of the development of an application, such as the conceptualization and evaluation of the project, are expensed as incurred. Costs incurred during the development stage of the application, such as coding, testing and debugging, are capitalized and subjected to a recovery test. Costs incurred to enhance and extend software lives are also capitalized. Costs incurred in the post implementation and operation phases of the application, such as training and maintenance, are expensed as incurred. As of December 31, 2023, the Company had not incurred significant costs for the development of internal-use software requiring capitalization.

Leases - Leases with an initial term of twelve months or less are classified as short-term leases and are not recognized in the consolidated balance sheet unless the lease contains a purchase option that is reasonably certain to be exercised. Management assesses contracts at inception to determine whether an arrangement is or includes a lease, which conveys the Company's right to control the use of an identified asset for a period of time in exchange for consideration. A determination is made at inception as to whether the lease is an operating lease or a finance lease, and lease determinations are reassessed in the event of a change in lease terms. Right-of-use ("ROU") assets and associated liabilities are recognized at the commencement date and initially measured based on the present value of future minimum lease payments over the expected lease term, with ROU assets increased for initial direct costs and prepaid lease payments and reduced by any lease incentives received from the lessor. There were no ROU assets or associated liabilities recorded in the Company's consolidated balance sheet as of December 31, 2023 as the Company was not obligated under any lease agreements.

Fair Value Measurements - Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting requires characterization of the inputs used to measure fair value into a three-level fair value hierarchy as follows:

Level 1 - Inputs based on quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the entity.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available.

Income Taxes - FH and DD file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. FH and DD are taxed as partnerships for federal income tax purposes and FH files a return that includes the activity of FMG, SN and FP, which are disregarded entities; accordingly, all taxable income, losses, deductions and credits are allocated to the members, who are responsible for the payment of taxes thereon. Therefore, no provision has been made for federal income taxes.

NN files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Income taxes are accounted for under the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Valuation allowances are established when considered necessary to reduce the net deferred tax assets to amounts which are more likely than not to be realized.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management evaluated the Company's tax positions for all open tax years and believes the Company had no material uncertain tax positions and recorded no related interest or penalties as of and for the year ended December 31, 2023. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.

Revenue Recognition - Revenue is recognized when promised goods and services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by following a five-step process: 1) identify the contract with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price, and 5) recognize revenue when or as the Company satisfies a performance obligation.

The Company's revenues are primarily generated from the placement of advertisements on its websites and subscription revenue from the Company's publications. Each of these services comprise a single performance obligation. Pricing for the placement of advertisements is generally determined using a per-view application model based on the aggregate number of views on the websites. Pricing for publication subscriptions is generally fixed. Advertising revenue is recognized in the period the advertisements are viewed and subscription revenue is recognized evenly over the subscription period.

Contracts are generally cancellable without penalty. Customers are invoiced in advance based on the contract terms or on a monthly basis. Taxes collected from customers and remitted to governmental authorities are excluded from revenue. Advance billings to clients in excess of revenue earned are recorded as deferred revenue until the aforementioned revenue recognition criteria are met. The timing of revenue recognition, billings and cash collections resulted in accounts receivable and deferred revenue which totaled approximately $3,624,000 and $430,000 respectively, as of December 31, 2022. Substantially all of the Company's revenue is recognized over time rather than at a point in time.

Costs to Obtain or Fulfill Contracts - The Company applies the practical expedient to expense the incremental costs to obtain a contract, such as sales commissions, as incurred because the amortization period of the asset that the Company otherwise would have recognized is one year or less. The Company does not incur significant costs to fulfill contracts requiring capitalization.

Unit-Based Compensation - The Company accounts for unit-based transactions using a fair-value method and recognizes unit-based compensation on a straight-line basis in the consolidated statement of operations over the requisite service period. The Company did not recognize unit-based compensation expense during the year ended December 31, 2023 as management determined such compensation expense was not significant.

Research and Development - Research and development costs, which primarily consist of compensation, benefits and professional services, total approximately $1,450,000 and are expensed as incurred.

Advertising Costs - Advertising costs are expensed as incurred and were not significant during the year ended December 31, 2023.

3. Long-Term Debt

The Company's related party debt obligations as of December 31, 2023 were as follows:

Subordinated demand note payable to a member with interest accruing at fixed rate of 4.5% compounded annually (4.5% as of December 31, 2023) and unpaid principal and interest due on demand; and collateralized by substantially all assets	$ 5,828,983
Subordinated $1,929,000 line of credit with a member with interest accruing at 8% and unpaid principal and interest due on demand; and collateralized by substantially all assets	1,929,000
Subordinated demand note payable to a member with interest accruing at fixed rate of 5.0% compounded annually (5.0% as of December 31, 2023) and unpaid principal and interest due on demand; and collateralized by substantially all assets	4,000,000
Total long-term debt	$ 11,757,983

The Company recognized approximately $693,000 of related party interest expense during the year ended December 31, 2023. All debt is payable on demand and therefore was recorded as a current liability on the consolidated balance sheet.

4. Members' Deficit and Equity Incentive Plan

The Company is authorized to issue 100,000 Class A Common Units. As of December 31, 2023, 94,000 Class A Common Units were issued and outstanding.

The 2022 Equity Incentive Plan (the "Incentive Plan") provides for the issuance of restricted Class A Common Units (the "Units") to employees, directors and consultants of the Company. The maximum number of Units that may be issued over the term of the Incentive Plan shall not exceed 20,000 units. Unvested Units are subject to repurchase rights upon the occurrence of certain defined events, at the agreed upon exercise price. The repurchase rights generally lapse in accordance with a four-year vesting schedule. As of December 31, 2023, 2,744 Class A Common Units with unvested repurchase rights remained outstanding under the Incentive Plan.

5. Retirement Plan

The Company has a defined contribution plan (the "Plan") that covers substantially all Company employees who have completed one month of service and are at least twenty-one years old. The Company may choose to make a discretionary contribution to eligible participants, as defined. The Company did not make contributions to the Plan for the year ended December 31, 2023.

6. Income Taxes

Deferred tax assets totaling approximately $1,577,000 as of December 31, 2023 were comprised of net operating loss carryforwards and temporary differences for accrued interest and charitable contribution carryforwards. Deferred tax liabilities totaling approximately $147,000 as of December 31, 2023 were comprised of temporary differences for amortizable assets.

NN established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on NN's lack of earnings history. The total valuation allowance recognized for net deferred tax assets as of December 31, 2023 was approximately $1,430,000. The valuation allowance increased by approximately $447,000 during the year ended December 31, 2023.

As of December 31, 2023, NN had approximately $7,113,000 in federal net operating loss carryforwards that can be utilized in future periods to reduce taxable income. However, the future utilization of the carryforwards may be subject to an annual limitation as a result of stock ownership changes. The Company has not performed a study to determine if the carryforwards are subject to this limitation. The federal net operating loss carryforwards may be carried forward indefinitely.

NN's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 21% to income before income taxes primarily as a result of the valuation allowance and permanent differences.

7. Subsequent Events

The Company evaluated subsequent events through October 22, 2024 (the date the consolidated financial statements were available to be issued), and no events have occurred from the consolidated balance sheet date through that date that would impact the consolidated financial statements.

Supplementary Information

Fragment Holdings LLC

Consolidating Balance Sheet
December 31, 2023

	Fragment Holdings LLC	Fragment Media Group LLC	Spark Network LLC	FreePress LLC	NautilusNext Inc.	The Daily Dot, LLC	Eliminations	Consolidated Total
Assets								
Current assets:								
Cash and cash equivalents	$ 1,560,315	$ 381,907	$ 46,313	$ 61,239	$ 142,929	$ 2,266,080	$ -	$ 4,458,783
Restricted cash	11,000	22,176	-	11,080	16,641	11,087	-	71,984
Accounts receivable, net	-	15,812	-	-	226,981	1,492,030	-	1,734,823
Prepaid expenses and other current assets	-	85,454	-	7,901	68,313	20,130	-	181,798
Intercompany receivables	8,439,925	3,014,715	-	1,081,000	-	25,506	(12,561,146)	-
Total current assets	10,011,240	3,520,064	46,313	1,161,220	454,864	3,814,833	(12,561,146)	6,447,388
Investment in subsidiaries	(8,061,089)	-	-	-	-	-	8,061,089	-
Total	$ 1,950,151	$ 3,520,064	$ 46,313	$ 1,161,220	$ 454,864	$ 3,814,833	$ (4,500,057)	$ 6,447,388
Liabilities and Equity (Deficit)								
Current liabilities:								
Accounts payable	$ -	$ 127,260	$ 44,430	$ 21,460	$ 197,309	$ 174,527	$ -	$ 564,986
Accrued expenses	105,243	34,252	-	2,168	523,974	7,774	-	673,411
Deferred revenue	-	-	-	-	427,045	49,799	-	476,844
Current portion of long-term debt	9,828,983	-	-	-	1,929,000	-	-	11,757,983
Intercompany payables	100,000	3,724,218	1,857,628	2,591,742	4,159,714	127,844	(12,561,146)	-
Total liabilities	10,034,226	3,885,730	1,902,058	2,615,370	7,237,042	359,944	(12,561,146)	13,473,224
Equity (deficit):								
Members' equity (deficit)	(8,084,075)	(365,666)	(1,855,745)	(1,454,150)	-	1,649,707	2,025,852	(8,084,077)
Stockholders' deficit	-	-	-	-	(6,035,237)	-	6,035,237	-
Noncontrolling interests	-	-	-	-	(746,941)	1,805,182	-	1,058,241
Total equity (deficit)	(8,084,075)	(365,666)	(1,855,745)	(1,454,150)	(6,782,178)	3,454,889	8,061,089	(7,025,836)
Total	$ 1,950,151	$ 3,520,064	$ 46,313	$ 1,161,220	$ 454,864	$ 3,814,833	$ (4,500,057)	$ 6,447,388

Fragment Holdings LLC

Consolidating Statement of Operations
Year Ended December 31, 2023

	Fragment Holdings LLC	Fragment Media Group LLC	Spark Network LLC	FreePress LLC	NautilusNext Inc.	The Daily Dot, LLC	Eliminations	Consolidated Total
Revenues	$ -	$ 3,202,706	$ 475,610	$ 1,200,000	$ 1,512,946	$ 10,869,151	$ (3,725,889)	$ 13,534,524
Cost of revenues	-	1,128,084	655,934	159,200	1,154,213	3,498,400	-	6,595,831
Gross margin	-	2,074,622	(180,324)	1,040,800	358,733	7,370,751	(3,725,889)	6,938,693
Operating expenses:								
Shared services	-	-	249,814	60,000	440,817	2,975,258	(3,725,889)	-
Compensation and benefits	-	1,541,275	-	943,876	26,561	307,444	-	2,819,156
Sales and marketing	-	735,867	16,125	-	1,180,265	212,790	-	2,145,047
Professional services	-	232,930	-	361,801	25,847	100,109	-	720,687
Travel and entertainment	-	65,111	-	4,329	497,657	-	-	567,097
Office	-	330,125	-	63,678	23,887	331	-	418,021
Other	777	142,546	7,270	15,938	61,946	181,124	-	409,601
Total operating expenses	777	3,047,854	273,209	1,449,622	2,256,980	3,777,056	(3,725,889)	7,079,609
Income (loss) from operations	(777)	(973,232)	(453,533)	(408,822)	(1,898,247)	3,593,695	-	(140,916)
Other income (expense):								
Equity in earnings (loss) in subsidiaries	(2,136,330)	-	-	-	-	-	2,136,330	-
Interest expense	(105,243)	(117)	-	-	(130,667)	(457,381)	-	(693,408)
Other income, net	114,768	173	-	80	83	14,495	-	129,599
Total income (expense), net	(2,126,805)	56	-	80	(130,584)	(442,886)	2,136,330	(563,809)
Net income (loss)	(2,127,582)	(973,176)	(453,533)	(408,742)	(2,028,831)	3,150,809	2,136,330	(704,725)
Less: net income (loss) attributable to noncontrolling interests	-	-	-	-	(223,441)	1,646,298	-	1,422,857
Net income (loss) attributable to Fragment Holdings LLC	$ (2,127,582)	$ (973,176)	$ (453,533)	$ (408,742)	$ (1,805,390)	$ 1,504,511	$ 2,136,330	$ (2,127,582)